Charah Solutions, Inc.

12601 Plantside Drive

Louisville, Kentucky 40299

August 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Timothy Levenberg

Re:	Charah Solutions, Inc.
Registration Statement on Form S-1
File No. 333-258650

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Charah Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 8:30 a.m., Eastern Time, on August 20, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Scott A. Sewell
Scott A. Sewell
Chairman and Chief Executive Officer